August 28, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig D. Wilson

Megan Akst

Re:BroadVision, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 13, 2015

File No. 001-34205

Ladies and Gentlemen:

BroadVision, Inc. (“we,” “us,” “our” or the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 6, 2015 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2014 (the “Annual Report”).  The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments we have incorporated into this response letter in italics for the Staff’s convenience.  Please note that the headings and numbering set forth below correspond to the headings and numbering reflected in the Comment Letter.

Form 10-K for the Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Note 9. Related Party Transactions, page 37

1.

We note your response to comment 2 referencing your use of the Hypothetical Liquidation at Book Value (“HLBV”) method in accounting for the non-controlling interest in BVD, LLC held by CHRM, LLC. Generally speaking, the HBLV is not considered appropriate when the conventional equity method can be applied. Therefore, further explain the profit sharing provisions in the BVD Operating Agreement that form the basis for which the company has concluded that the HBLV method is appropriate. At a minimum, tell us and revise the proposed disclosures included in response to both comment 1 and 2 to further address the rights and priorities of these Class B shares, including the key provisions of the operating agreement that govern how the assets of BVD are distributed to investors which form the basis for their application of the HLBV method.

We respectfully advise the Staff that we elected to apply the HLBV method in accounting for the non-controlling interest in BVD, LLC (“BVD”) held by CHRM LLC as we believe this method is better aligned with the specific profit and loss allocation provisions in the Amended and Restated Operating Agreement of BroadVision (Delaware) LLC, dated as of November 14, 2008 by and between the Company and CHRM LLC (the “BVD Operating Agreement”) than the conventional equity method. Based on Section 10.1 of the BVD Operating Agreement, Class B shares do not participate in any net profits of BVD with the exception of net profits attributable to a sale or disposition of substantially all BVD’s assets, liquidation or any merger of BVD, in each case, as a result of which, we and CHRM LLC will no longer have an interest in BVD or the net assets of BVD are or will be distributed (“capital transaction”). Net profits related to a capital transaction are allocated to the owners of Class A and Class B shares in proportion to their respective number of shares. To the extent BVD’s losses do not exceed undistributed net profits accumulated since the date of issuance of Class B shares, such losses are allocated to Class A shares. To the extent net losses exceed the undistributed net profits accumulated since the date of issuance of Class B shares, such excess is allocated to the owners of Class A and Class B shares in proportion to their respective cumulative capital contributions less any return of capital, until allocation of such losses results in having the capital account balances equal to zero. Then, net losses are allocated to the owners of Class A and Class B shares in proportion to their respective number of shares. Upon liquidation the net assets of BVD are distributed to the owners of Class A and Class B in proportion to their capital account balances.

We will also revise the disclosures in our future filings substantially as set forth below (marked to show changes from our prior disclosure in the Annual Report), to reflect this information.

On November 14, 2008, BroadVision (Delaware) LLC, a Delaware limited liability company (“BVD”), which was then our wholly owned subsidiary, entered into a Share Purchase Agreement with CHRM LLC, a Delaware limited liability company, that is controlled by Dr. Pehong Chen, our CEO and largest stockholder and in which our CFO, Peter Chu holds a minority interest. We and CHRM LLC then entered into an Amended and Restated Operating Agreement of BroadVision (Delaware) LLC dated as of November 14, 2008 (the “BVD Operating Agreement”). Under these agreements, CHRM LLC received, in exchange for the assignment of certain intellectual property rights, 20 Class B Shares of BVD, representing the right to receive a portion of any distribution of Funds from “Capital Transactions” (as such term is defined in the BVD Operating Agreement), with the exact amount to be determined based on our and CHRM LLC’s capital account balances at the time of such distribution. A “capital transaction” under that agreement is any merger or sale of substantially all of the assets of BVD as a result of which the members of BVD will no longer have an interest in BVD or the assets of BVD will be distributed to its members. Class B Shares do not participate in any profits of BVD except for net profits related to a “capital transaction,” in which case the net profits are allocated to the owners of Class A and Class B Shares in proportion to their respective number of shares. To the extent BVD’s losses do not exceed undistributed net profits accumulated since the date of issuance of Class B Shares, such losses are allocated to Class A Shares. To the extent net losses exceed the undistributed net profits accumulated since the date of issuance of Class B Shares, such excess is allocated to the owners of Class A and Class B Shares in proportion to their respective cumulative capital contributions less any return of capital, until allocation of such losses results in having the capital account balances equal to zero. Then, net losses are allocated to the owners of Class A and Class B Shares in proportion to their respective number of shares. Upon liquidation the net assets of BVD are distributed to the owners of Class A and Class B in proportion to their capital account balances.

BVD is the sole owner of BroadVision (Barbados) Limited (“BVB”) and BVB is the sole owner of BroadVision On Demand, a Chinese entity (“BVOD”). We have invested approximately $9.0 million in BVOD (directly and through BVD and BVB). In 2014 we began making payments directly to BVOD for certain labor outsourcing services and expect to continue to pay BVOD for such services at the rate of approximately $400,000 per quarter for the foreseeable future.

The 20 Class B Shares of BVD represent a non-controlling interest. We allocate profits and losses of BVD to the non-controlling interest under the Hypothetical Liquidation Book Value (“HLBV”) method. Under this method the profits and losses are allocated by reference to the profit sharing provisions in the BVD Operating Agreement assuming liquidation of BVD at its book value at the end of each reporting period. Profits and losses allocated to the balance of such interest under the HLBV method have not been material.

2.

In addition, further explain your statement in response to comment 1, that your CEO’s share of any eventual distributions in which he may be entitled to share are likely to be significantly smaller than they would have been prior to the additional investments the company has made in BVD since 2008.

Pursuant to the distribution-related terms of the BVD Operating Agreement, distributions of Funds from Capital Transactions are made to the Members of BVD in proportion with the balances of the Members’ Adjusted Capital Accounts (as defined in the BVD Operating Agreement).  A capital contribution to BVD by a Member has the effect of increasing that Member’s capital account balance.  Historically we have contributed approximately $9.0 million in cash, and no other member has made any material capital contributions to BVD.  Our capital contributions have increased our capital account balance (with such increases offset at least in part by losses allocated to us pursuant to the allocation-related terms of the BVD Operating Agreement).  By way of illustration, as of December 31, 2014 our Adjusted Capital Account balance was approximately $1.75 million, and CHRM LLC’s Adjusted Capital Account balance was approximately $0.00.  In addition, Members’ Capital Accounts would be increased by the amount of any Net Profit (as defined in the BVD Operating Agreement) from Capital Transactions, and such amount would be allocated in accordance with Members’ Invested Capital (as defined in the BVD Operating Agreement), and then in accordance with the Members’ respective shares.  The size of our Adjusted Capital Account balance as of the closing of a potential Capital Transaction is unknown, but we believe it will be higher, and potentially significantly higher, than that of any other Member; as a result, we would receive a relatively larger share of a distribution of the proceeds from the Capital Transaction relative to the Members’ relative share holdings. As a result, CHRM LLC, which is majority owned and controlled by our CEO, would receive a relatively smaller share of any such distribution.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 295-0716 x7111 or Sandra Adams at (650) 295-0716 x7125 or Peter Werner at (415) 693-2172 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Peter Chu

Peter Chu

Chief Financial Officer, Vice President Strategy and Products

cc: Pehong Chen, Chief Executive Officer

Sandra Adams, General Counsel